SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

27 April 2023

2022 SECOND INTERIM DIVIDEND

On 15 March 2023, Prudential plc ("Prudential") announced a 2022 second interim dividend of 13.04 US cents per ordinary share.

Shareholders holding shares on the UK and Hong Kong registers were able to elect to receive their dividend payment in US dollars by the dates set out in the 15 March 2023 announcement.

UK register
Shareholders holding shares on the UK register who have not elected to receive their dividend payment in US dollars will receive the dividend payment in pounds sterling and their dividend will be converted from US dollars to pounds sterling at the rate of one US dollar to 0.802188 pounds sterling.

Accordingly, the amount of sterling payable in cash on 15 May 2023 will be approximately: 10.460532 pence per ordinary share.

Hong Kong branch register
Shareholders holding shares on the Hong Kong branch register who have not elected to receive their dividend payment in US dollars will receive the dividend payment in Hong Kong dollars and their dividend will be converted from US dollars to Hong Kong dollars at the rate of one US dollar to 7.848830 Hong Kong dollars.

Accordingly, the amount of Hong Kong dollars payable in cash on 15 May 2023 will be approximately: 1.023487 Hong Kong dollars per ordinary share.

The US dollar to pound sterling and Hong Kong dollar conversion rates set out above were determined by the actual rates achieved by Prudential buying those currencies prior to the date of this announcement.

Enquiries:

Media		Investors/Analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Jennifer Tear	+65 8870 8754	William Elderkin	+44 (0)20 3977 9215
Sonia Tsang	+852 5580 7525	Darwin Lam	+ 852 2918 6348

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary